SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 22, 2007

NNO – TSX

         NTO – AMEX

NORTHERN ORION SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT WITH YAMANA GOLD INC.

Northern Orion Resources Inc. is pleased to announce that its shareholders have approved the Plan of Arrangement with Yamana Gold Inc. (“Yamana”).  At a Special Meeting of Northern Orion shareholders held in Vancouver earlier today, the Arrangement was approved by 83.1% of the votes cast and no notices of dissent were received.

Under the terms of the Arrangement, Northern Orion shareholders will receive 0.543 of a Yamana share plus Cdn.$0.001 in cash for each Northern Orion share. Among other regulatory requirements, completion of the Arrangement between Northern Orion and Yamana remains subject to at least 66 2/3% of Meridian Gold Inc. (“Meridian”) shares being tendered to the Yamana offer for Meridian.  Yamana’s offer for Meridian is scheduled to expire on September 7, 2007.

Commenting on the results, David Cohen, Northern Orion’s President and CEO said, “Northern Orion’s strong shareholder support for the Arrangement demonstrates our clear commitment to the business combination with Yamana.  This positive vote also considerably simplifies the transaction involving Northern Orion, Yamana and Meridian in that an essential condition has now been removed from the transaction.  We continue to believe that the resulting company will have one of the strongest growth profiles and cash flow generating abilities in the intermediate gold producer category."

 “David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction involving Yamana, Northern Orion and Meridian.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to the completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct.  Northern Orion is under no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance of forward-looking statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 22, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer